ATCO
GROUP

Corporate Office

08000709

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

February 5, 2008

SEC
Mail Processing
Section

FEB 12 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 4, 2008 for symbol CU
- Corporation's Form 1, filed February 4, 2008 for symbol CU.X
- Corporation's Form 1, filed February 4, 2008 for symbol CU.PR.A
- Corporation's Form 1, filed February 4, 2008 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

2/14

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	81,508,986	As at :	01/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	46,400		
Issued & Outstanding Closing Balance :	81,555,386		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/31/2008	Conversion (General)	46,400
Totals		46,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/04/2008
Last Updated:	02/04/2008

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	43,785,684	As at :	01/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-46,400		
Issued & Outstanding Closing Balance :	43,739,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/31/2008	Conversion (General)	-46,400
Totals		-46,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/04/2008
Last Updated:	02/04/2008

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/04/2008
Last Updated:	02/04/2008

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/04/2008
Last Updated:	02/04/2008

END